UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6272-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Press Release

On October 26, 2009, the registrant announced its unaudited financial results for the quarter ended September 30, 2009. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the slower growth the Chinese economy experienced during the latter half of 2008 and the first nine months of 2009, which could continue through the remainder of 2009, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Registration Statement on Form F-1 originally filed on March 17, 2009 as amended through March 31, 2009, and other filings with the Securities and Exchange Commission.

Exhibit.

99.1	Press release regarding financial results for the quarter ended September 30, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/S/ ALEX HO
Alex Ho, Chief Financial Officer

Date: October 28, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding financial results for the quarter ended September 30, 2009.

Exhibit 99.1

Changyou Reports Third Quarter 2009 Results

Total Revenues Reach a Record US$68.7 million, Up 3% Quarter-over-Quarter;

Non-GAAP Net Income Reaches a Record US$41.3 million, Up 3% Quarter-over-Quarter

Beijing, China, October 26, 2009 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the third quarter ended September 30, 2009.

Third Quarter 2009 Highlights

•	Total revenues reached a record US$68.7 million, an increase of 3% quarter-over-quarter and 26% year-over-year, within the Company’s guidance.

•	Net income reached a record US$37.8 million, or US$0.71 per fully diluted ADS[1]. Net income increased by 9% quarter-over-quarter and 18% year-over-year.

•	Non-GAAP[2] net income (i.e. excluding share-based compensation expenses) reached a record US$41.3 million, or US$0.77 per fully diluted ADS, exceeding the high end of the Company’s guidance

•	Non-GAAP net income increased by 3% quarter-over-quarter and 24% year-over-year.

•	Aggregate registered accounts for the Company’s games[3] grew 9% quarter-over-quarter and 46% year-over-year to 75.1 million.

•	Aggregate active paying accounts (“APA”) for the Company’s games grew 1% quarter-over-quarter and 20% year-over-year to 2.4 million.

•	Average revenue per active paying account (“ARPU”) for the Company’s games increased 2% quarter-over-quarter and 7% year-over-year to RMB190.

“Our solid financial and operational results once again demonstrate the strength of our game development and operation capabilities,” said Mr. Tao Wang, Changyou’s chief executive officer. “Our relentless focus on the in-game user experience will continue to attract new users and extend the lifecycle of our existing games. In addition, our recent technological acquisitions and newly licensed game will better position us for the future by enabling us to begin in-house development of 3D games and further enriching our game pipeline. In the coming quarters, Changyou will launch a number of differentiated products with various graphic styles and themes that will firmly establish Changyou in a range of sub-segments outside of 2.5D, a space that we continue to lead and dominate. I am confident that these initiatives will further augment our brand, solidify our industry leadership position and deliver future success.”

Mr. Alex Ho, Changyou’s chief financial officer, added, “Changyou has delivered solid results by continually setting new financial records and maintaining upward trends in our key operational metrics. Our focus on the in-game experience of our users and the timely launch of expansion packs based on user feedback continues to increase the momentum of our existing games, creating a highly profitable business with rich cash flows that will enable Changyou to make investments in future technologies and high-quality games for long-term growth and increased shareholders’ value.”

[1]	Each American depositary share (“ADS”) represents two Class A ordinary shares.
[2]

Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”

[3]	Comprised of Tian Long Ba Bu (“TLBB”), Blade Online, and Blade Hero 2

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Third Quarter 2009 Operational Results

Aggregate registered accounts for the Company’s games as of September 30, 2009 increased 9% quarter-over-quarter and 46% year-over-year to 75.1 million.

Aggregate APA for the Company’s games increased 1% quarter-over-quarter and 20% year-over-year to 2.4 million.

ARPU for the Company’s games increased 2% quarter-over-quarter and 7% year-over-year to RMB190, which the Company believes is within a range that is affordable for the majority of Chinese game players.

Aggregate peak concurrent users (“PCU”) for the Company’s games was approximately 910,000, a decrease of 4% quarter-over-quarter and an increase of 18% year-over-year.

Third Quarter 2009 Unaudited Financial Results

Revenues

Total revenues for the third quarter of 2009 increased 3% quarter-over-quarter and 26% year-over-year to US$68.7 million.

Revenues from game operations for the third quarter of 2009 increased 3% quarter-over-quarter and 29% year-over-year to US$66.9 million. The increases were mainly due to increased popularity of the Company’s flagship game, TLBB.

Overseas licensing revenues for the third quarter of 2009 increased 9% quarter-over-quarter and decreased 33% year-over-year to US$1.8 million. The sequential increase was mainly due to increased momentum of TLBB in Vietnam and Malaysia. The year-over-year decrease was largely the result of greater competition in mature online game markets abroad.

Gross Profit

Gross profit for the third quarter of 2009 increased 2% quarter-over-quarter and 25% year-over-year to US$64.0 million. Non-GAAP gross profit for the third quarter of 2009 increased 2% quarter-over-quarter and 26% year-over-year to US$64.1 million. Both gross margin and non-GAAP gross margin in the third quarter of 2009 were 93%, compared to 94% for both in the second quarter of 2009 and the third quarter of 2008.

Operating Expenses

For the third quarter of 2009, total operating expenses decreased 7% quarter-over-quarter and increased 16% year-over-year to US$21.7 million. Non-GAAP operating expenses totaled US$18.3 million, up 4% quarter-over-quarter and up 5% year-over-year.

Non-GAAP product development expenses increased 8% sequentially and decreased 5% year-over-year to US$4.9 million. The sequential increase was primarily attributable to an increase in salaries and benefits due to hiring of more game engineers. The year-over-year decrease was primarily the result of a change in the Company’s bonus program for management and key engineers, for whom the Company lessened cash bonuses after share-based awards previously granted increased in value after the Company’s IPO.

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Non-GAAP sales and marketing expenses decreased 10% sequentially and 15% year-over-year to US$9.2 million. The decreases were primarily a result of savings in marketing and promotional spending due to the Company’s optimization of marketing campaigns.

Non-GAAP general and administrative expenses increased 46% sequentially and tripled year-over-year to US$4.1 million. The increases were primarily due to the expansion of back-office headcount and an increase in legal expenses to enforce the Company’s intellectual property rights.

Operating Profit

Operating profit for the third quarter of 2009 increased 7% quarter-over-quarter and 30% year-over-year to US$42.3 million. Operating margin in the third quarter of 2009 was 62%, up from 59% in both the second quarter of 2009 and the third quarter of 2008. Non-GAAP operating profit for the third quarter of 2009 increased 2% quarter-over-quarter and 36% year-over-year to US$45.8 million. Non-GAAP operating margin in the third quarter of 2009 was 67%, compared to 68% in the second quarter of 2009 and up from 62% in the third quarter of 2008.

Net Income

For the third quarter of 2009, net income increased 9% quarter-over-quarter and 18% year-over-year to US$37.8 million. Non-GAAP net income increased 3% quarter-over-quarter and 24% year-over-year to US$41.3 million. Fully diluted earnings per ADS were US$0.71, up from US$0.66 in the second quarter of 2009 and US$0.68 in the third quarter of 2008. Non-GAAP fully diluted earnings per ADS were US$0.77, up from US$0.75 in the second quarter of 2009 and US$0.70 in the third quarter of 2008. Net margin for the third quarter of 2009 was 55%, up from 52% in the second quarter of 2009 and compared to 59% in the third quarter of 2008. Non-GAAP net margin for the third quarter was 60%, unchanged from the previous quarter and compared to 61% in the third quarter of 2008.

Cash Balances

As of September 30, 2009, Changyou had a net cash balance of US$312.9 million, up from US$275.9 million as of June 30, 2009. Operating cash flow for the quarter was a net inflow of US$46.2 million.

As described in the Company’s IPO prospectus, Changyou declared on April 1, 2009, prior to the Company’s IPO, a US$96.8 million cash dividend payable to Sohu.com (Game) Limited, an indirect, wholly-owned subsidiary of Sohu. Changyou received required PRC approvals in the third quarter of 2009, and expects to pay this dividend in the fourth quarter of 2009.

Other Business Developments

3D Game Engines

The Company licensed two industry leading proprietary 3D game engines, BigWorld Technology Suite, from BigWorld, and CryENGINE 3, from Crytek. Featuring cutting edge technology, these top-of-the-line game engines will allow the Company to begin in-house development of high-quality 3D games with good atmospheric visuals, intuitive user interfaces and innovative gameplay.

Newly Licensed Game

The Company licensed Zhong Hua Ying Xiong from Chinese Gamer International Corporation, a leading game developer in Taiwan, and received the exclusive operation rights for the game in China. Zhong Hua Ying Xiong is a 3D martial-arts MMORPG that

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currently ranks as one of the top 3 games in Taiwan. It is the best performing game in Taiwan this year to-date, reaching a PCU of over 150,000 within one month of open beta testing. The game is based on a popular story from a widely read Hong Kong comic book about the challenges of life for a Chinese expatriate outside his home land.

Business Outlook

Changyou estimates total revenues for the fourth quarter of 2009 to be between US$69.0 million and US$71.0 million.

Changyou estimates non-GAAP net income for the fourth quarter of 2009 to be between US$41.5 million and US$42.5 million.

Changyou estimates non-GAAP fully diluted earnings per ADS for the fourth quarter of 2009 to be between US$0.78 and US$0.80.

Assuming no new grants of share-based awards, Changyou estimates share-based compensation expense for the fourth quarter of 2009 to be between US$3.0 million and US$3.5 million, reducing fully diluted earnings per ADS by US$0.06 to US$0.07.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Changyou’s management uses non-GAAP measures of cost of revenues, operating expenses, net income and net income per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted to employees. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding the share-based compensation expense from its non-GAAP financial measure is useful for itself and investors. Further, the amount of share-based compensation expense cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve any upfront or subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, net income and net income per ADS, excluding share-based compensation expense, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is extracted from Changyou’s unaudited interim financial statements prepared in accordance with GAAP.

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Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the slower growth the Chinese economy experienced during the latter half of 2008 and the first nine months of 2009, which could continue through the remainder of 2009, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Registration Statement on Form F-1 originally filed on March 17, 2009 as amended through March 31, 2009, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Daylight Time, October 26, 2009 (or 7 p.m. Beijing/Hong Kong time, October 26, 2009). To listen to the conference call, please use the dial in numbers below:

US:	+1-866-314-5050
Hong Kong:	+852-3002-1672
International:	+1-617-213-8051

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “CYOU.”

A replay of the conference call may be accessed by phone at the following number until November 2, 2009:

International:	+1-617-801-6888
Passcode:	58929515

The conference call will be available on webcast live and available for replay at: http://www.changyou.com/ir/.

About Changyou

Changyou.com Limited’s (“Changyou”) (NASDAQ: CYOU) massively multi-player online role-playing games (“MMORPG”) business began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003. Changyou was carved out as a separate, stand-alone company in December 2007 and is now a leading developer and operator of online games in China and

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completed an initial public offering on April 7, 2009. Changyou currently operates three online games, including the in-house developed Tian Long Ba Bu, one of the most popular online games in China, and the licensed Blade Online and Blade Hero 2. Changyou has a diversified pipeline of games with various graphic styles and themes, including the licensed Immortal Faith, Legend of the Ancient World, Zhong Hua Ying Xiong, and the in-house developed Duke of Mount Deer, which received an award as one of China’s most anticipated online games. Changyou’s leading technology platform includes an advanced 2.5D graphics engine, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross- networking technology and advanced data protection technology. For more information about Changyou, please visit http://www.changyou.com/en/.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang
Investors Relations Manager
Changyou.com Limited
Tel:	+86 (10) 5956-3358
E-mail:	ir@cyou-inc.com

Ms. Cathy Li
Ogilvy Financial, Beijing
Tel:	+86 (10) 8520-6104
E-mail:	cathy.li@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:	+1 (646) 460-9989
E-mail:	jessica.cohen@ogilvypr.com

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended			Nine Months Ended
	Sep. 30, 2009	Jun. 30, 2009	Sep. 30, 2008	Sep. 30, 2009	Sep. 30, 2008

Revenues:
Game operation revenues	$66,880	$64,936	$51,893	$191,162	$138,197
Overseas licensing revenues	1,804	1,660	2,711	5,725	5,258

Total revenues	68,684	66,596	54,604	196,887	143,455
Cost of revenues
(includes share-based compensation expense of $169, $90, $nil, $267 and $10, respectively)	4,714	3,943	3,505	12,098	10,253

Gross profit	63,970	62,653	51,099	184,789	133,202

Operating expenses:
Product development (includes share-based compensation expense of $1,885, $2,989, $1,175, $5,641 and $3,764, respectively)	6,788	7,510	6,344	20,465	16,897
Sales and marketing (includes share-based compensation expense of $68, $112, $nil, $184 and $8, respectively)	9,280	10,381	10,857	30,497	28,968
General and administrative (includes share-based compensation expense of $1,432, $2,481, $76, $3,980 and $347, respectively)	5,614	5,309	1, 424	14,203	5,800

Total operating expenses	21,682	23,200	18,625	65,165	51,665

Operating profit	42,288	39,453	32,474	119,624	81,537

Interest expense	—	—	(60)	(104)	(178)
Interest income and foreign currency exchange gain/loss	966	871	377	2,617	637
Other income (expense)	34	—	—	33	(291)

Income before income tax expense	43,288	40,324	32,791	122,170	81,705
Income tax (expense) benefit	(5,494)	(5,796)	707	(16,344)	(2,791)

Net income	$37,794	$34,528	$32,084	$105,826	$78,914

Basic net income per ADS	$0.74	$0.67	$0.68	$2.12	$1.66

ADSs used in computing basic net income per ADS	51,251	51,209	47,500	49,987	47,500

Diluted net income per ADS	$0.71	$0.66	$0.68	$2.07	$1.66

ADSs used in computing diluted net income per ADS	53,001	52,590	47,500	51,034	47,500

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2009	As of Dec. 31, 2008
ASSETS
Current assets:
Cash and bank deposits	$312,933	$134,439
Accounts receivable, net	3,860	1,019
Prepaid and other current assets	12,324	22,187
Due from Sohu	378	8,535

Total current assets	329,495	166,180

Non-current assets:
Fixed assets, net	10,731	9,260
Intangible assets, net	92	57
Other assets, net	1,996	1,159

TOTAL ASSETS	$342,314	$176,656

LIABILITIES AND SHAREHOLDERS’ EQUITY

Receipts in advance and deferred revenue	$29,181	$20,703
Accrued liabilities	25,189	22,834
Tax payables	7,636	9,163
Short-term loan from Sohu	—	8,450
Dividend payable	96,800	—
Due to Sohu	4,861	10,812

Total liabilities	163,667	71,962
Total shareholders’ equity	178,647	104,694

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$342,314	$176,656

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CHANGYOU.COM LIMITED

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2009				Three Months Ended Jun. 30, 2009				Three Months Ended Sep. 30, 2008
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Total revenues	$68,684	$—		$68,684	$66,596	$—		$66,596	$54,604	$—		$54,604
Less: Cost of revenues	4,714	(169	) (a)	4,545	3,943	(90	) (a)	3,853	3,505	—	(a)	3,505

Gross profit	$63,970	$169		$64,139	$62,653	$90		$62,743	$51,099	$—		$51,099

Gross margin	93%			93%	94%			94%	94%			94%

Operating expenses	$21,682	$(3,385	) (a)	$18,297	$23,200	$(5,582	) (a)	$17,618	$18,625	$(1,251	) (a)	$17,374
Product development expenses	$6,788	$(1,885	) (a)	$4,903	$7,510	$(2,989	) (a)	$4,521	$6,344	$(1,175	) (a)	$5,169
Sales and marketing expenses	$9,280	$(68	) (a)	$9,212	$10,381	$(112	) (a)	$10,269	$10,857	$—	(a)	$10,857
General and administrative expenses	$5,614	$(1,432	) (a)	$4,182	$5,309	$(2,481	) (a)	$2,828	$1,424	$(76	) (a)	$1,348
Operating profit	$42,288	$3,554		$45,842	$39,453	$5,672		$45,125	$32,474	$1,251		$33,725

Operating margin	62%			67%	59%			68%	59%			62%

Net income	$37,794	$3,554		$41,348	$34,528	$5,672		$40,200	$32,084	$1,251		$33,335

Net margin	55%			60%	52%			60%	59%			61%

Diluted net income per ADS	$0.71			$0.77	$0.66			$0.75	$0.68			$0.70

ADSs used in computing diluted net income per ADS	53,001			53,436	52,590			53,251	47,500			47,500

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Nine Months Ended Sep. 30, 2009				Nine Months Ended Sep. 30, 2008
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Total revenues	$196,887	$—		$196,887	$143,455	$—		$143,455
Less: Cost of revenues	12,098	(267	) (a)	11,831	10,253	(10	) (a)	10,243

Gross profit	$184,789	$267		$185,056	$133,202	$10		$133,212

Gross margin	94%			94%	93%			93%

Operating expenses	$65,165	$(9,805	) (a)	$55,360	$51,665	$(4,119	) (a)	$47,546
Product development expenses	$20,465	$(5,641	) (a)	$14,824	$16,897	$(3,764	) (a)	$13,133
Sales and marketing expenses	$30,497	$(184	) (a)	$30,313	$28,968	$(8	) (a)	$28,960
General and administrative expenses	$14,203	$(3,980	) (a)	$10,223	$5,800	$(347	) (a)	$5,453
Operating profit	$119,624	$10,072		$129,696	$81,537	$4,129		$85,666

Operating margin	61%			66%	57%			60%

Net income	$105,826	$10,072		$115,898	$78,914	$4,129		$83,043

Net margin	54%			59%	55%			58%

Diluted net income per ADS	$2.07			$2.25	$1.66			$1.75

ADSs used in computing diluted net income per ADS	51,034			51,400	47,500			47,500

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.